Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of December, 2007

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9ºAndar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Market Announcement dated December 13, 2007

     ULTRAPAR PARTICIPAÇÕES S.A.
Publicly-Traded Company
CNPJ/MF 33.256.439/0001-39
NIRE 35.300.109.724

Market Announcement

Ultrapar Participações S.A. (“Ultrapar”) hereby informs that, on this date, a decision was rendered on interlocutory appeal No. 546.024-4/6-00, currently before the 10th Private Law Section of the Court of Appeals of São Paulo, clarifying that the previous decision, which disabled the restraining order granted on November 28, 2007 by the Judge of the 2nd civil court of the judiciary district of São Paulo, for the plea process number 07/253416-4(2385/07), allows the holding of all Special Shareholders Meetings convened for December 18, 2007 to deliberate on the exchange offer of Refinaria de Petróleo Ipiranga S/A (RPI), Distribuidora de Produtos de Petróleo Ipiranga S/A (DPPI), and Companhia Brasileira de Petróleo Ipiranga (CBPI) by Ultrapar, including Ultrapar’s Special Shareholders Meeting.

December 13, 2007.

André Covre
Chief Financial and Investor Relations Officer
Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  December 14, 2007
ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre

	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(Market Announcement)